UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tripadvisor, Inc.

File No. 005-88301 – CTR#8163

_____

Tripadvisor, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on January 23, 2025.

Based on representations by Tripadvisor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(4)
Exhibit (c)(5)
Exhibit (c)(6)
Exhibit (c)(7)
Exhibit (c)(8)
Exhibit (c)(9)
Exhibit (c)(11)
Exhibit (c)(12)
Exhibit (c)(13)
Exhibit (c)(16)
Exhibit (c)(17)
Exhibit (c)(18)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance